SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 1)

National Patent Development Corporation

(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

637132101
(CUSIP NUMBER)

December 29, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)
[X]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

1.	Name of reporting persons: Alex B. Rozek I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the appropriate box if a member of a group* (a) 0 (b) ☑
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	5.	sole voting power	0
	6.	shared voting power	1,134,777
	7.	sole dispositive power	0
	8.	shared dispositive power	1,134,777
9.	aggregate amount beneficially owned by each reporting person		1,134,777
10.	check box if the aggregate amount in row (9) excludes certain shares*
11.	percent of class represented by amount in row (9)		6.5%
12.	type of reporting person*		IN

*SEE INSTRUCTION BEFORE FILLING OUT!

1.	Name of reporting persons: Boulderado Partners, LLC I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the appropriate box if a member of a group* (a) 0 (b) ☑
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	5.	sole voting power	0
	6.	shared voting power	1,134,777
	7.	sole dispositive power	0
	8.	shared dispositive power	1,134,777
9.	aggregate amount beneficially owned by each reporting person		1,134,777
10.	check box if the aggregate amount in row (9) excludes certain shares*
11.	percent of class represented by amount in row (9)		6.5%
12.	type of reporting person*		OO

*SEE INSTRUCTION BEFORE FILLING OUT!

1.	Name of reporting persons: Boulderado Group, LLC I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the appropriate box if a member of a group* (a) [ ] (b) ☑
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	5.	sole voting power	0
	6.	shared voting power	1,134,777
	7.	sole dispositive power	0
	8.	shared dispositive power	1,134,777
9.	aggregate amount beneficially owned by each reporting person		1,134,777
10.	check box if the aggregate amount in row (9) excludes certain shares*
11.	percent of class represented by amount in row (9)		6.5%
12.	type of reporting person*		OO

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:

National Patent Development Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

100 South Bedford Road, Suite 2R
Mount Kisco, New York 10549

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Mr. Rozek, Boulderado Partners, LLC (the “Fund”), and Boulderado Group, LLC (“Boulderado” and together with Mr. Rozek and the Fund, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of the Reporting Persons is:

101 Federal Street
Suite 1900
Boston, Massachusetts 02110

Item 2(c).	Citizenship:

Mr. Rozek is a citizen of the United States of America.
The Fund is a Delaware limited liability company.
Boulderado is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

637132101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Exchange Act;

(e)	[ ]	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

(i)	[ ]	Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Sec. 240.13d-1(c), check this box	[ x ].

Item 4.	Ownership.

(a)           Amount beneficially owned:
Alex Rozek:  1,134,777
The Fund:  1,134,777
Boulderado: 1,134,777

(b)           Percent of Class:
Alex Rozek:   6.5%
The Fund:  6.5%
Boulderado:  6.5%

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:
Alex Rozek:  0
The Fund:  0

Boulderado:  0

(ii)	Shared power to vote or to direct the vote:
Alex Rozek:  1,134,777
The Fund:  1,134,777
Boulderado:  1,134,777

(iii)	Sole power to dispose or direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:
Alex Rozek:  1,134,777
The Fund:  1,134,777
Boulderado:  1,134,777

As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Fund beneficially owns 1,134,777 shares of the Issuer’s Common Stock, par value $0.01 (“Common Stock”), representing 6.5% of the Common Stock.  Alex B. Rozek does not directly own any shares of Common Stock, but he does indirectly own 1,134,777 shares of Common Stock in his capacity as the managing member of Boulderado, which in turn serves as the investment manager of the Fund.  Although Boulderado does not directly own any shares of Common Stock, Boulderado is deemed to beneficially own the 1,134,777 shares of Common Stock held by the Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Fund has the right to receive dividends and proceeds from the sale of the shares of Common Stock held by the Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B hereof.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2012

ALEX B. ROZEK

/s/ Alex B. Rozek

BOULDERADO PARTNERS, LLC

By: /s/ Alex B. Rozek
Name: Alex B. Rozek
Title: Managing Member of the Managing
Member of Boulderado Partners, LLC

BOULDERADO GROUP, LLC

By: /s/ Alex B. Rozek
Name: Alex B. Rozek
Title: Managing Member

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of National Patent Development Corporation shall be filed on behalf of the undersigned.

ALEX B. ROZEK

/s/ Alex B. Rozek

BOULDERADO PARTNERS, LLC

By: /s/ Alex B. Rozek
Name: Alex B. Rozek
Title: Managing Member of the Managing
Member of Boulderado Partners, LLC

BOULDERADO GROUP, LLC

By: /s/ Alex B. Rozek
Name: Alex B. Rozek
Title: Managing Member

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.